Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee[1]

96% Protected Currency-Linked Notes due 2008	$14,000,000	$1,498.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $1,498.00 fee with respect to the $14,000,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $1,414,892.64 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 57 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated May 23, 2006
Rule 424(b)(2)

$14,000,000

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Notes

96% Protected Currency-Linked Notes due June 6, 2008
Based on the Performance of the Chinese Renminbi/U.S. Dollar Exchange Rate

Unlike ordinary debt securities, the notes do not pay interest and do not guarantee a full return of principal at maturity. Instead, the notes will pay at maturity for each $1,000 principal amount of notes a minimum payment amount of $960 plus a supplemental redemption amount, if any, based on whether the Chinese renminbi strengthens relative to the U.S. dollar, as determined at maturity. In no event will the payment at maturity be less than the minimum payment amount of $960.

We may increase the aggregate principal amount of the notes prior to the original issue date but are not required to do so.
The principal amount and issue price of each note is $1,000.
We will not pay interest on the notes.
The minimum payment amount for each note is $960.
At maturity, you will receive, for each $1,000 principal amount of notes, the minimum payment amount plus a supplemental redemption amount, if any, based on the performance of the Chinese renminbi relative to the U.S. dollar. The supplemental redemption amount will equal $1,000 times (x) the exchange rate performance times (y) 130%, which we refer to as the participation rate; provided that the supplemental redemption amount will not be less than zero.
The exchange rate performance, which may be positive or negative, will equal the initial exchange rate divided by the final exchange rate, minus 1.
➢ The initial exchange rate is 8.0176, the Chinese renminbi/U.S. dollar exchange rate on May 23, 2006, the day we priced the notes for initial sale to the public.
➢ The final exchange rate will equal the Chinese renminbi/U.S. dollar exchange rate on May 28, 2008, which we refer to as the valuation date.
If the exchange rate performance is less than, equal to, or not sufficiently greater than, zero, you will receive less than the principal amount of $1,000 per note at maturity. In no event however, will you receive less than the minimum payment amount of $960.
Investing in the notes is not equivalent to investing in the Chinese renminbi.
The notes will not be listed on any securities exchange.
The CUSIP number for the notes is 61746SCQ0.

You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”

The notes involve risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on PS-8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100%

	Price to Public	Agent’s Commissions (1)	Proceeds to Company

Per note	100%	1.75%	98.25%
Total	$14,000,000	$245,000	$13,755,000
(1) For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

     For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes—Supplemental Information Concerning Plan of Distribution.”

     No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

     The notes have not been and will not be registered with the Securities and Futures Bureau of the People’s Republic of China and therefore may not be offered or sold in the People’s Republic of China.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the notes we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

     The notes offered are medium-term debt securities of Morgan Stanley. The return on the notes is linked to the performance of the Chinese renminbi relative to the U.S. dollar. These notes combine features of a debt investment and a foreign currency option by offering at maturity repayment of 96% of the issue price with the opportunity to participate in the appreciation, if any, of the Chinese renminbi relative to the U.S. dollar. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the percentage appreciation, if any, of the value of the Chinese renminbi relative to the U.S. dollar.

Each note costs $1,000

We, Morgan Stanley, are offering you 96% Protected Currency-Linked Notes due June 6, 2008, Based on the Performance of the Chinese Renminbi/U.S. Dollar Exchange Rate, which we refer to as the notes. The principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

Payment at maturity

Unlike ordinary debt securities, the notes do not pay interest. Instead, at maturity, for each note that you hold, you will receive the minimum payment amount of $960 plus a supplemental redemption amount, if any, based on the performance of the Chinese renminbi relative to the U.S. dollar. The supplemental redemption amount will equal (i) $1,000 times (ii) the exchange rate performance times (iii) 130%, which we refer to as the participation rate; provided that the supplemental redemption amount will not be less than zero.

The exchange rate performance measures the change in the value of the Chinese renminbi relative to the U.S. dollar and will equal the percentage change in the final exchange rate from the initial exchange rate, whether positive or negative. The initial exchange rate is 8.0176 and was determined on May 23, 2006, the day we priced the notes for initial sale to the public. The final exchange rate will equal the exchange rate on the valuation date.

The Minimum Payment Amount Provides Only 96% Principal Protection

At maturity, we will pay you at least the minimum payment amount of $960 plus the supplemental redemption amount, if any. However, if the exchange rate performance is less than, equal to, or not sufficiently greater than, zero, you will receive less than the principal amount of $1,000 per note at maturity.

Payment at Maturity

The payment at maturity will be calculated as follows:

Payment at maturity = minimum payment amount + supplemental redemption amount

Beginning on PS-6, we have provided examples of hypothetical payouts on the notes.

The Supplemental Redemption Amount is Linked to the Performance of the
Chinese Renminbi Relative to the U.S. Dollar

The supplemental redemption amount will equal (i) $1,000 times (ii) the exchange rate performance times (iii) 130%, the participation rate; provided that the supplemental redemption amount will not be less than zero. The supplemental redemption amount will be calculated as follows:

supplemental redemption amount	=	$1,000	x	exchange rate	x	participation
				performance		rate

where:

valuation date	=	May 28, 2008, subject to adjustment in the event of
a non-currency business day

If the exchange rate performance is equal to or less than zero, the supplemental redemption amount will be zero. In that case, you will receive at maturity only the minimum payment amount of $960 for each $1,000 principal amount of notes that you hold and will not receive any supplemental redemption amount.

The exchange rate between the Chinese renminbi and the U.S. dollar has been managed by the Chinese government and you should review the table of historical high, low and quarter-end daily exchange rates of the Chinese renminbi for U.S dollars for each calendar quarter in the period from January 1, 2001 through May 23, 2006, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information”. You should review the section of this pricing supplement called “Risk Factors” on page 8. You cannot predict the future performance of the Chinese renminbi based on its historical performance.

You may revoke your offer to purchase the notes prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

MS & Co. will be the calculation agent	We have appointed our affiliate, Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., to act as calculation agent for JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), the trustee for our senior notes. As calculation agent, MS & Co. will determine the initial exchange rate, the final exchange rate and the exchange rate performance, and will calculate the supplemental redemption amount, if any, you will receive at maturity.

Although the matter is not free from doubt, the notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes

Although the matter is not free from doubt, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as set forth in this pricing supplement) of the notes even though no stated interest will be paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. Please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation” and, specifically the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement. The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes

The notes are senior notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated January 25, 2006. We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Currency-Linked Notes” and in the section of the prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities”.

Because this is a summary, it does not contain all the information that may be important to you. For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement. You should also read about some of the risks involved in investing in notes in the section called “Risk Factors.” The tax treatment of investments in currency-linked notes such as these differs from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE NOTES

     At maturity, if the exchange rate performance is greater than zero, for each $1,000 principal amount of notes that you hold, you will receive the minimum payment amount of $960 plus a supplemental redemption amount, if any, calculated on the valuation date as follows: (i) $1,000 times (ii) the exchange rate performance times (iii) 130%, the participation rate. If the exchange rate performance is less than, equal to, or not sufficiently greater than, zero, you will receive less than the $1,000 principal amount at maturity.

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example 1:

The Chinese renminbi has appreciated significantly relative to the U.S. dollar and the exchange rate performance is positive.

Minimum payment amount:	$960
Participation rate:	130%
Initial exchange rate:	8.0176
Hypothetical final exchange rate:	7.2887

The exchange rate performance will equal:

     Using the above hypothetical initial and final exchange rates, the exchange rate performance is calculated as follows:

     In this example, the Chinese renminbi has strengthened 10% relative to the U.S. dollar.

     The supplemental redemption amount will equal:

     Supplemental redemption amount =       $1,000       x       (exchange rate performance       x       participation rate)

     So, using the hypothetical example above,

     Supplemental redemption amount =       $1,000       x       10%       x       130%       =       $130

     Therefore, in this example, the total payment at maturity per note will equal $1,090, which is the sum of the minimum payment amount of $960 and a supplemental redemption amount of $130.

Example 2:

The Chinese renminbi has appreciated relative to the U.S. dollar, but not sufficiently to result in a positive return on the notes.

Minimum payment amount:	$960
Participation rate:	130%
Initial exchange rate:	8.0176
Hypothetical final exchange rate:	7.8220

Supplemental redemption amount per note =       $1,000       x       2.5%       x       130%       =       $32.50

     In this example, although Chinese renminbi has appreciated 2.5% relative to the U.S. dollar over the term of the notes, the supplemental redemption amount is only $32.50 and your total payment at maturity per note will be $992.50, which is less than the principal price of the notes. Accordingly, despite the strengthening of the Chinese renminbi and the leveraged participation in the appreciation, the percentage appreciation is not sufficient to ensure you receive the full amount of your investment back.

Example 3:

The Chinese renminbi has depreciated relative to the U.S. dollar and the exchange rate performance is negative.

Minimum payment amount:	$960
Participation rate:	130%
Initial exchange rate:	8.0176
Hypothetical final exchange rate:	8.9084

Supplemental redemption amount per note =       $1,000       x      –10%       (less than zero)       x       130%       =       $0

     In this example, the Chinese renminbi has weakened by approximately 10% relative to the U.S. dollar over the term of the notes. Accordingly, the exchange rate performance is less than zero. Therefore, there will be no supplemental redemption amount and the total payment at maturity per note will equal only the $960 minimum payment amount, which represents a 4% loss on the principal amount of the notes.

     You can review a table of historical high, low and quarter-end daily exchange rate (expressed as the number of units of Chinese renminbi per one U.S. dollar) for each calendar quarter in the period from January 1, 2001 through May 23, 2006, as published by Bloomberg Financial Markets for such periods, and related graphs and a graph of the exchange rate for the period from January 1, 2001 through May 23, 2006 in this pricing supplement under “Description of Notes—Historical Information”.

RISK FACTORS

     The notes are not secured debt and investing in the notes is not equivalent to investing directly in the Chinese renminbi. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Unlike ordinary senior notes, the notes do not pay interest	The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes and the notes do not guarantee a full return of the principal amount at maturity. Because of the variable nature of the supplemental redemption amount due at maturity, which may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security and may be less than your initial investment in the notes. The return of only the minimum payment amount at maturity will result in a loss on your investment in the notes. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the performance of the Chinese renminbi relative to the U.S. dollars.

The notes may pay less than the principal amount at maturity	We do not guarantee full return of principal at maturity. If the supplemental redemption amount due at maturity is equal to zero, you will receive at maturity for each $1,000 principal amount of notes that you hold only the minimum payment amount of $960. If the exchange rate performance is less than, equal to, or not sufficiently greater than, zero, you will receive less than the $1,000 principal amount per note at maturity.

Your return will be affected by the risks related to the Chinese renminbi/U.S. dollar exchange rate

The payout on the notes will depend on the exchange rates between the U.S. dollar and the Chinese renminbi.

The exchange rate between the Chinese renminbi and the U.S. dollar is managed by the Chinese government, and may also be influenced by political or economic developments in the People’s Republic of China or elsewhere and by macroeconomic factors and speculative actions. Since 1994, the Chinese government has used a managed floating exchange rate system, under which the People’s Bank of China (the “People’s Bank”) allows the Chinese renminbi to float relative to the U.S. dollar within a very narrow band around the central exchange rate that is published daily by the People’s Bank.

In July 2005, the People’s Bank revalued the Chinese renminbi by 2% and announced that in the future it would set the value of the Chinese renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People’s Bank recently announced that the reference basket of currencies used to set the value of the Chinese renminbi will be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the exchange rate between the Chinese renminbi and the U.S. dollar within the narrow band established by the People’s Bank result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.

To the extent that management of the Chinese renminbi by the People’s Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of the Chinese renminbi could result in significant movement in the value of the Chinese renminbi. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People’s Republic of China and the United States, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

  the existing and expected rates of inflation,

  the existing and expected interest rate levels,

  the balance of payments, and

  the extent of governmental surpluses or deficits in the People’s Republic of China and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the People’s Republic of China and the United States and other countries important to the international trade and finance, including countries whose currency is included in the basket of currencies against which the People’s Bank references the Chinese renminbi.

You can review a table of historical high, low and quarter-end daily exchange rate (expressed as the number of units of Chinese renminbi per one U.S. dollar) for each calendar quarter in the period from January 1, 2001 through May 23, 2006, as published by Bloomberg Financial Markets for such periods, and related graphs and a graph of the exchange rate for the period from January 1, 2001 through May 23, 2006 in this pricing supplement under “Description of Notes—Historical Information”.

The notes will not be listed	The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Market price of the notes will be influenced by many unpredictable factors

Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market. As noted above, we expect that the exchange rate for the Chinese renminbi on any day will affect the value of the notes more than any other single factor. Other factors that may influence the value of the notes include:

  the volatility (frequency and magnitude of changes in value) of the Chinese renminbi relative to the U.S. dollar,

  interest and yield rates in the U.S. market and in the markets for the Chinese renminbi,

  geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the Chinese renminbi or currencies markets generally and that may affect the final exchange rate, the time remaining to the maturity of the notes, and

  our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from the principal amount if at the time of sale the Chinese renminbi has not strengthened or has weakened relative to the U.S. dollar or if interest rates rise.

You cannot predict the future performance of the Chinese renminbi based on its historical performance. We cannot guarantee that the exchange rate performance will be positive so that you will receive at maturity an amount in excess of the minimum payment amount of the notes.

Intervention in the currency markets by the People’s Republic of China could materially and adversely affect the value of the notes

Currency exchange rates can be extremely volatile and are affected by numerous factors specific to each foreign country. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including the People’s Republic of China, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of the government of the People’s Republic of China that could change its management of the Chinese renminbi to interfere more or less with currency valuations or fluctuations of its currency in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that the band limiting the float of the Chinese renminbi should be altered or removed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Chinese renminbi or the U.S. dollar, or any other currency.

A weakening in the exchange rate of the Chinese renminbi relative to the U.S. dollar will have a material adverse effect on the value of the notes and the return on an investment in the notes.

Even though currencies trade around-the-clock, the notes will not	The Interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes, if any trading market develops, will not conform to the hours during which the Chinese renminbi is traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the exchange rate used to calculate the supplemental redemption amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

You can review a table of historical high, low and quarter-end daily exchange rates of the Chinese renminbi for U.S dollars for each calendar quarter in the period from January 1, 2001 through May 23, 2006, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information”. You cannot predict the future performance of the Chinese renminbi based on its historical performance.. In addition, there can be no assurance that the Chinese renminbi will strengthen relative to the U.S. dollar, or that the exchange rate performance will be positive. If the exchange rate performance is zero or less, you will receive at maturity only the minimum payment amount with respect the notes you hold.

Suspension or disruptions of market trading in the Chinese renminbi may adversely affect the value of the notes	The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rates of the Chinese renminbi and, therefore, the value of the notes.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the notes.

As calculation agent, MS & Co. has determined the initial exchange rate and will determine the final exchange rate and the exchange rate performance, and calculate the supplemental redemption amount, if any, you will receive at maturity. Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the calculation of the exchange rate in the event of a discontinuance of reporting of the exchange rate, may affect the payout to you at maturity. See the sections of this pricing supplement called “Description of Notes—Exchange Rate” and “—Price Materiality Event.”

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes. The subsidiaries through which we hedge our obligations under the notes expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the exchange rate	MS & Co. and other affiliates of ours have carried out and will continue to carry out hedging activities related to the notes (and possibly to other instruments linked to the Chinese renminbi), including trading in forward and options contracts on the Chinese renminbi as well as in other instruments related to the Chinese renminbi. MS & Co. and some of our other subsidiaries also trade the Chinese renminbi and other financial instruments related to the Chinese renminbi on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities as of the date of this pricing supplement could potentially have decreased the initial exchange rate and, as a result, could have decreased the exchange rate at which the Chinese renminbi must close on the valuation date before you receive a payment at maturity that exceeds the minimum payment amount of the notes. Additionally, such hedging or trading activities on any day prior to the original issue date on which we increase the aggregate principal amount of the notes, or during the term of the notes could potentially affect the exchange rate of the Chinese renminbi on the valuation date and, accordingly, the amount of cash you will receive at maturity.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Notes” refers to each $1,000 principal amount of any of our 96% Protected Currency-Linked Notes Due June 6, 2008, Based on the Performance of the Chinese Renminbi/U.S. Dollar Exchange Rate. In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$14,000,000

Original Issue Date (Settlement Date )	June 6, 2006

Maturity Date	June 6, 2008

Valuation Date

May 28, 2008, the seventh Business Day prior to the Maturity Date. The Valuation Date is subject to adjustment if May 28, 2008 is not a Currency Business Day, as described in the following paragraph.

If May 28, 2008 is not a Currency Business Day with respect to the Chinese renminbi, the Valuation Date will be the immediately preceding Currency Business Day with respect to the Chinese renminbi.

Interest Rate	None

Specified Currency	U.S. dollars

CUSIP Number	61746SCQ0

Minimum Denominations	$1,000

Issue Price	$1,000 (100%)

Maturity Redemption Amount

At maturity, upon delivery of the Notes to the Trustee, we will pay with respect to the $1,000 principal amount of each Note an amount in cash equal to the Minimum Payment Amount plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 principal amount of each Note, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “The Depositary” in the accompanying prospectus supplement.

Minimum Payment Amount	$960

Supplemental Redemption Amount	The Supplemental Redemption Amount will equal (i) $1,000 times (ii) the Exchange Rate Performance times (iii) the Participation Rate; provided that the Supplemental Redemption Amount will not be less than zero. The Calculation Agent will calculate the Supplemental Redemption Amount on the Valuation Date.

Exchange Rate Performance	The Exchange Rate Performance is a percentage, whether positive or negative, described by the following formula:

Participation Rate	130%

Exchange Rate

Exchange Rate means, on any Currency Business Day the rate for conversion of the Chinese renminbi into U.S. dollars (expressed as the number of units of Chinese renminbi per one U.S. dollar) as determined by reference to the rate displayed on the Reuters Page on such Currency Business Day, as determined by the Calculation Agent; provided that if no such rate is displayed on such Reuters Page for such day or if such day is an Unscheduled Holiday, the Exchange Rate will equal the arithmetic mean, as determined by the Calculation Agent, of the firm quotes of exchange rates for conversion of the Chinese renminbi into U.S. dollars determined by at least five independent leading dealers, selected by the Calculation Agent (the “Reference Dealers”) in the underlying market for the Chinese renminbi taking into consideration the latest available quote for such exchange rate and any other information deemed relevant by such Reference Dealers; provided further that if (i) the difference between the highest and lowest exchange rates for conversion of the Chinese renminbi determined by the Reference Dealers on such date pursuant to the previous clause of this sentence is greater than 1% or (ii) the Calculation Agent is unable to obtain five such quotes from the Reference Dealers on such date for any reason, the Exchange Rate shall be the exchange rate as determined by the Calculation Agent in good faith on such day taking into account any information deemed relevant by the Calculation Agent.

Quotes of MS & Co. or any of its affiliates may be included in the calculation of any mean described above, but only to the extent that any such bid is the highest of the quotes obtained.

Unscheduled Holiday	Unscheduled Holiday means a day that is not a Currency Business Day with respect to the Chinese renminbi and the market was not made aware of such fact (by means of a public announcement or by reference to other publicly announced information) until a time later than 9:00 a.m. local time in the principal financial center(s) of the Chinese renminbi on the date that is two Business Days prior to the Valuation Date.

Currency Business Day	Any day, other than a Saturday or Sunday, that is (i) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close and (ii) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Beijing, China.

Initial Exchange Rate	8.0176, the Exchange Rate on May 23, 2006, the day we priced the Notes for initial sale to the public.

Final Exchange Rate	The Exchange Rate on the Valuation Date as determined by the Calculation Agent.

Book Entry Note or Certificated Note	Book Entry. The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Notes. Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “The Depositary” in the accompanying prospectus supplement and “Form of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Reuters Page	The display page “SAEC” on the Reuters Monitor Money Rates Service (“Reuters”) or any other display page that may replace that display page on Reuters and any successor service thereto.

Alternate Exchange Calculation in Case of an Event of Default

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable for each Note upon any acceleration of the Notes (the “Acceleration Amount”) will be equal to the Minimum Payment Amount plus the Supplemental Redemption Amount, if any, determined as though the Exchange Rate on the Valuation Date were the Exchange Rate on the date of acceleration.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent

MS & Co.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Exchange Rate, the Exchange Rate Performance and the Supplemental Redemption Amount, if any, will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Exchange Rate, the Exchange Rate Performance and the Supplemental Redemption Amount. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Information	The following table sets forth the published high, low and end of quarter daily exchange rates for the Chinese renminbi, expressed as the number of units of Chinese renminbi per one U.S. dollar, for each calendar quarter from January 1, 2001 to May 23, 2006, as published by Bloomberg Financial Markets for such periods. As set forth in the following table, a high exchange rate for a given quarter indicates a weakening of the Chinese renminbi relative to the U.S. dollar, while a low exchange rate indicates a relative strengthening of the Chinese renminbi relative to the U.S. dollar. The graph following the table sets forth the historical exchange rate performance for the Chinese renminbi for the same period. We obtained the information in the table and graph from Bloomberg Financial Markets, without independent verification. In addition, the daily exchange rates published by Bloomberg Financial Markets may differ from the Exchange Rate as determined on the Reuters Page pursuant to “Exchange Rate” above. We will not use Bloomberg Financial Markets to determine the applicable Exchange Rate. The historical exchange rates and historical exchange rate performance of the Chinese renminbi set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the Exchange Rate Performance will be greater than zero or that you will receive any Supplemental Redemption Amount.

Chinese Renminbi Historical High, Low and Period End Exchange Rates January 1, 2001 through May 23, 2006 (expressed as units of Chinese renminbi per U.S. dollar)

Chinese renminbi	High	Low	Period End

2001
First Quarter	8.2786	8.2763	8.2777
Second Quarter	8.2785	8.2767	8.2767
Third Quarter	8.2773	8.2766	8.2768
Fourth Quarter	8.2775	8.2765	8.2770
2002
First Quarter	8.2775	8.2765	8.2774
Second Quarter	8.2776	8.2765	8.2771
Third Quarter	8.2772	8.2760	8.2772
Fourth Quarter	8.2775	8.2766	8.2773
2003
First Quarter	8.2778	8.2766	8.2771
Second Quarter	8.2775	8.2768	8.2775
Third Quarter	8.2776	8.2766	8.2770
Fourth Quarter	8.2772	8.2765	8.2767
2004
First Quarter	8.2775	8.2766	8.2770
Second Quarter	8.2773	8.2765	8.2766
Third Quarter	8.2771	8.2765	8.2765
Fourth Quarter	8.2768	8.2763	8.2764
2005
First Quarter	8.2766	8.2763	8.2765
Second Quarter	8.2767	8.2763	8.2764
Third Quarter	8.2765	8.0871	8.0920
Fourth Quarter	8.0920	8.0702	8.0702
2006
First Quarter	8.0702	8.0172	8.0172
Second Quarter (through
May 23, 2006)	8.0260	8.0025	8.0240

Chinese Renminbi (units per U.S. dollar)

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries. The original issue price of the Notes includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the day we priced the Notes for initial sale to the public, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Notes by taking positions in forwards, futures and options contracts on the Chinese renminbi or positions in any other available currencies or instruments that we may wish to use in connection with such hedging. Such purchase activity could potentially decrease the exchange rate of the Chinese renminbi (i.e. cause the Chinese renminbi to strengthen relative to the U.S. dollar), and, therefore, the exchange rate that must prevail with respect to the Chinese renminbi must close on the Valuation Date before you would receive at maturity a payment that exceeds the Minimum Payment Amount of the Notes. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the Valuation Date, by purchasing and selling the Chinese renminbi or forwards or options contracts on the Chinese renminbi or positions in any other available currencies or instruments that we may wish to use in connection with such hedging activities, including by selling any such currencies or instruments on the Valuation Date. We cannot give any assurance that our hedging activities will not affect the value of the Chinese renminbi and, therefore, adversely affect the value of the Chinese renminbi on the Valuation Date or the payment that you will receive at maturity.

Supplemental Information Concerning Plan of Distribution	Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Notes set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. The Agent may allow a concession not in excess of 1.75% per Note to other dealers, which may include Morgan Stanley DW, Inc., Morgan Stanley & Co. International Limited and Bank Morgan Stanley AG. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on June 6, 2006, which will be the ninth scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account. The Agent must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Notes in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

The People’s Republic of China

The Notes have not been and will not be registered with the Securities and Futures Bureau of the People’s Republic of China and therefore may not be offered or sold in the People’s Republic of China.

ERISA Matters for Pension Plans and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. and Morgan Stanley DW Inc. (formerly Dean Witter Reynolds Inc.) (“MSDWI”), may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co., MSDWI or any of their affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

United States Federal Income Taxation

The following summary is based on the opinion of Davis Polk & Wardwell, our counsel. The U.S. federal income tax treatment of the Notes to a U.S. Holder will depend on whether the “denomination currency” (as defined in the applicable Treasury regulations) of the Notes is the U.S. dollar. We have determined that the denomination currency of the Notes is the U.S. dollar. Accordingly, the Notes are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments. Although the matter is not free from doubt, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the conditions and limitations set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

Tax Consequences to U.S. Holders

Please read the discussions in the Tax Disclosure Sections of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes. In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the Notes on a constant yield basis in each year that they hold the Notes, even though no stated interest will be paid on the Notes. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, as discussed in the accompanying prospectus supplement. In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the Notes will generally be treated as ordinary income.

The rate of accrual of OID on the Notes is the “comparable yield” as described in the Tax Disclosure Sections of the accompanying prospectus supplement. We have determined that the comparable yield is an annual rate of 5.4670 % compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,113.9991 due at maturity.

Based on the comparable yield set forth above, the following table states the amount of OID that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

		TOTAL OID
	OID	DEEMED TO
	DEEMED TO	HAVE ACCRUED
	ACCRUE	FROM ORIGINAL
	DURING	ISSUE DATE (PER
	ACCRUAL	NOTE) AS OF END
	PERIOD (PER	OF ACCRUAL
ACCRUAL PERIOD	NOTE)	PERIOD

Original Issue Date through
June 30, 2006	$3.6447	$3.6447
July 1, 2006 through
December 31, 2006	$27.4346	$31.0793
January 1, 2007 through
June 30, 2007	$28.1846	$59.2638
July 1, 2007 through
December 31, 2007	$28.9550	$88.2188
January 1, 2008 through
June 6, 2008	$25.7803	$113.9991

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ OID accruals and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

Tax Consequences to Non-U.S. Holders

If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the Notes. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the Notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.